UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                          COYOTE NETWORK SYSTEMS, INC.
                          ----------------------------
                                (Name of Issuer)

                    Common Stock (par value $1.00 per share)
                    ----------------------------------------
                         (Title of Class of Securities)

                                    22406P108
                                 --------------
                                 (CUSIP Number)

                               James R. McCullough
                          Coyote Network Systems, Inc.
                             4360 Park Terrace Drive
                       Westlake Village, California 91361
                                 (818) 735-7600
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 with copies to:

                               Harsha Murthy, Esq.
                            Duval & Stachenfeld, LLP
                         300 East 42nd Street, 3rd Floor
                            New York, New York 10017
                                 (212) 883-1700

                                January 26, 2000
             ------------------------------------------------------
             (Date of event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box:      [  ]


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 22406 P108
--------------------
1     Name of Reporting Person                  James R. McCullough
      S.S. or I.R.S. Identification No.
      of Above Person
-------------------------------------------------------------------------------

2     Check the Appropriate Box if                   (a) [   ]
      a Member of a Group                            (b) [   ]
-------------------------------------------------------------------------------

3     SEC Use Only
-------------------------------------------------------------------------------

4     Source of Funds                                PF, OO
-------------------------------------------------------------------------------

5     Check if Disclosure of Legal  Proceedings  is Required  Pursuant to Items
       2(d) or 2(e)   [  ]
-------------------------------------------------------------------------------

6     Citizenship or Place of Organization           U.S.A.
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                             7   Sole Voting Power         300,500  (See Item 5)

                                 (including    300,000   shares   underlying
                                 options  which have  vested  and  excluding
                                 450,000  shares  underlying  options  which
                                 have not yet vested)
                             --------------------------------------------------

Number of Shares             8   Shared Voting Power      2,000,000 (See Item 5)
Beneficially Owned by        --------------------------------------------------
Reporting Person With
                             9   Sole Dispositive Power     300,500 (See Item 5)

                                 (including 300,000 shares underlying options
                                  which have vested and excluding
                                  450,000 shares underlying options which
                                  have not yet vested)
                             --------------------------------------------------

                             10  Shared Dispositive Power 2,000,000 (See Item 5)
                             --------------------------------------------------

11    Aggregate Amount Beneficially
      Owned By Each Reporting Person            300,500   (See Item 5)

                         (excluding 2,000,000 shares as to which the reporting
                          person has a one-third interest and excluding 450,000 shares underlying options which have not yet vested)
-------------------------------------------------------------------------------

12    Check box if the aggregate Amount in Row (11) Excludes Certain Shares [x]
-------------------------------------------------------------------------------

13    Percent of Class Represented Amount in Row (11)         1.9% (See Item 5)
                                 (if the 2,000,000 shares and the 450,000 shares
                                  referred to above were included, 17.0%)
-------------------------------------------------------------------------------

14    Type of Reporting Person                         IN
-------------------------------------------------------------------------------


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Item 1.    Security and Issuer.

     The title of the class of equity securities to which this statement relates is the common stock, par value $1.00 per share (the "Common Stock"), of Coyote Network Systems, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 4360 Park Terrace Drive, Westlake Village, California, 91361.

     The percentage of beneficial ownership reflected in this Schedule is based upon a voting power equivalent to 16,169,311 shares of Common Stock outstanding as of January 26, 2000, which number was provided by the Company.

Item 2. Identity and Background.

     (a) The name of the person filing (the "Reporting Person") this Schedule is James R. McCullough.

     (b) The business address of Mr. McCullough is c/o Coyote Network Systems, Inc., 4360 Park Terrace Drive, Westlake Village, California, 91361.

     (c) Mr. McCullough is Chief Executive Officer and a director of the Company.

     (d) Mr. McCullough has not been convicted during the past five years in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Mr. McCullough has not been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. McCullough is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

     On January 6, 2000 Mr. McCullough purchased 500 shares of the Company's common stock, par value $1.00 per share (the "Common Stock"), at $5.53125 per share, on the open market. Such shares were purchased with Mr. McCullough's personal funds.

     Mr. McCullough was appointed as the Company's Chief Executive Officer on January 26, 2000, at which time the Company and Mr. McCullough entered into a three-year Employment Agreement (the "Employment Agreement") pursuant to which he will receive a salary of $160,000 per annum and options to purchase up to 750,000 shares of the Company's Common Stock at $5.00 per share (the "Options"). Of such Options, 300,000 are currently vested with the remaining Options vesting over a period of three years, subject to acceleration if certain Common Stock price targets are met and sustained. The Options expire on January 14, 2006. Mr. McCullough was elected to the Company's board of directors on February 2, 2000.

     2,000,000 shares of Common Stock of the Company are held by KRJ, LLC ("KRJ") and were granted to KRJ pursuant to a three-year consulting agreement dated January 26, 2000 (the "Consulting Agreement"). Mr. McCullough has an approximately one-third membership interest in KRJ and the balance of KRJ is owned by Mr. Kevin O. Kelley and Mr. Robert Loonin. Pursuant to the Consulting Agreement, KRJ will provide assistance in identifying strategic partners and business opportunities, making introductions to IP Telephony customers, introducing new management candidates, restructuring vendor finance programs, and identifying credit facilities. In consideration for its consulting services, KRJ received 2,000,000 shares of unregistered Common Stock, without registration rights. Of such shares, 1,250,000 will be held in escrow to be released to KRJ in three equal annual installments, subject to acceleration if certain common


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

stock price targets are met and sustained. In addition, unless there is a Change of Control of the Company (as defined in the Consulting Agreement), KRJ has agreed not to sell, pledge, hypothecate or otherwise transfer any of the 2,000,000 shares for a period of 12 months after the respective dates of delivery of any such shares. The Consulting Agreement also provides that over the next three years, KRJ will provide assistance in further identification of additional business opportunities both in the domestic and international markets. Compensation for these additional services will be specifically negotiated at a future date. The Consulting Agreement has been approved by the Company's board of directors and the terms of the agreement were the result of an arms' length negotiation in which Mr. McCullough did not participate. In connection with the issuance of the 2,000,000 shares to KRJ, the Company anticipates making a one-time, non-cash charges to earnings of approximately $10 million in the fourth quarter of Fiscal 2000.

Item 4. Purpose of Transaction.

     On January 6, 2000, Mr. McCullough purchased 500 shares of Common Stock for investment.

     On January 26, 2000, Mr. McCullough received the Options as consideration for his services as Chief Executive Officer of the Company, pursuant to the Employment Agreement, the terms of which are described above in Item 3.

     On January 26, 2000, KRJ received 2,000,000 shares of Common Stock as consideration for consulting services provided to the Company, pursuant to the Consulting Agreement, the terms of which are described above in Item 3.

     Except as provided herein and except in his capacity as Chief Executive Officer and director of the Company, the Reporting Person has no plans or proposals which would relate to or would result in:

     (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

     (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company;

     (c) a sale or transfer of a material amount of assets of the Company;

     (d) any change in the present board of directors or management of the Company;

     (e) any material change in the present capitalization or dividend policy of the Company;

     (f) any other material change in the Company's business or corporate structure;

     (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

     (h) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

     (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933; or

     (j) any action similar to those enumerated above.

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

     The transactions referred to herein, as well as other transactions, are reported in the Company's current report on Form 8-K filed on February 4, 2000.

Item 5. Interest in Securities of the Issuer.

     (a) The equity securities to which this statement relates consists of 300,500 shares of Common Stock, including (i) 500 shares of Common Stock purchased by Mr. McCullough on the open market, and (ii) 300,000 shares of Common Stock issuable upon the exercise of the Options held by Mr. McCullough at an exercise price of $5.00 per share, such securities collectively representing 1.9% of the Company's currently outstanding Common Stock. The foregoing does not include (A) the 2,000,000 shares of Common Stock owned by KRJ, of which Mr. McCullough owns a one-third membership interest, or (B) the 450,000 shares of Common Stock issuable upon the exercise of Options not yet vested. If the 2,000,000 shares were included in the percentage of beneficial ownership, Mr. McCullough's ownership would be approximately 14.2% of the outstanding shares of Common Stock of the Company. If the 450,000 shares were included in the percentage of beneficial ownership, Mr. McCullough's ownership would be approximately 4.6% of the outstanding shares of Common Stock of the Company. If the 2,000,000 and the 450,000 shares were included in the percentage of beneficial ownership, Mr. McCullough's ownership would be approximately 17.0% of the outstanding shares of Common Stock of the Company.

     (b) Mr. McCullough has the sole power to vote and dispose of the 750,000 shares of Common Stock underlying the Options. Mr. McCullough does not have the power to vote and dispose of the 2,000,000 Shares held by KRJ and disclaims beneficial ownership thereof.

     (c) During the 60 days preceding the filing of this report, the only transactions by Mr. McCullough involving the Common Stock were those described above in Item 3.

     (d) KRJ has the right to receive proceeds from the sale of any of the 2,000,000 shares of Common Stock held by KRJ.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     1. Reference is made to the Employment Agreement, a copy of which is incorporated by reference to the Company's 8-K filed February 4, 2000. The terms of Mr. McCullough's receipt of the Options pursuant to the Employment Agreement are described above in Item 3.

     2. Reference is made to the Consulting Agreement, a copy of which is incorporated by reference to the Company's 8-K filed February 4, 2000. The terms of KRJ's receipt of the Shares, and Mr. McCullough's beneficial ownership thereof, are described above in Item 3.

Item 7. Materials to be Filed as Exhibits.

     1. The Employment Agreement, a copy of which is incorporated by reference to the Company's 8-K filed with the SEC on February 4, 2000.

     2. The Consulting Agreement, a copy of which is incorporated by reference to the Company's 8-K filed with the SEC on February 4, 2000.


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

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, correct and complete.



Dated:   February 7, 2000                    /s/ James R. McCullough
                                             ---------------------------------
                                             James R. McCullough










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